UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Nur Macroprinters Ltd.
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

M75165106
(CUSIP number)

Kanir Joint Investments (2005) Limited Partnership
c/o Adam M. Klein
Goldfarb, Levy, Eran, Meiri, Tzafrir & Co.
2 Weizmann Street
Tel Aviv 64239, Israel
Tel: +972-3-608-9839

(Name, address and telephone number of person
authorized to receive notices and communications)

February 21, 2008
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. M75165106
1	NAMES OF REPORTING PERSONS Kanir Joint Investments (2005) Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -
	8	SHARED VOTING POWER 67,338,860*
	9	SOLE DISPOSITIVE POWER -
	10	SHARED DISPOSITIVE POWER 67,338,860*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,338,861*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.0%*
14	TYPE OF REPORTING PERSON PN

* Excludes 7,492,705 Ordinary Shares (including warrants to purchase 403,846 Ordinary Shares) to be purchased pursuant to the Agreements (as defined herein) which have not yet been consummated; see Items 5 and 6 below. Pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Fortissimo Capital Fund GP, L.P., Fortissimo Capital Fund (Israel) L.P., Fortissimo Capital Fund (Israel-DP), L.P. and Fortissimo Capital Fund, L.P. (together, the “Fortissimo Entities”) may, together with the Reporting Persons, be deemed to be members of a “Group” as such term is defined under the Exchange Act, and Kanir may be deemed to beneficially own the 44,999,999 Ordinary Shares beneficially owned by the Fortissimo Entities (the “Fortissimo Entities Shares”) as reported in the Schedule 13D filed by the Fortissimo entities on November 10, 2005. The Reporting Persons disclaim beneficial ownership of the Fortissimo Entities’ Shares.

SCHEDULE 13D/A

CUSIP No. M75165106
1	NAMES OF REPORTING PERSONS Kanir Investments Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -
	8	SHARED VOTING POWER 67,338,860*
	9	SOLE DISPOSITIVE POWER -
	10	SHARED DISPOSITIVE POWER 67,338,860*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,338,861*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.0%*
14	TYPE OF REPORTING PERSON CO
.
* Excludes 7,492,705 Ordinary Shares (including warrants to purchase 403,846 Ordinary Shares) to be purchased pursuant to the Agreements (as defined herein) which have not yet been consummated; see Items 5 and 6 below. Pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Fortissimo Capital Fund GP, L.P., Fortissimo Capital Fund (Israel) L.P., Fortissimo Capital Fund (Israel-DP), L.P. and Fortissimo Capital Fund, L.P. (together, the “Fortissimo Entities”) may, together with the Reporting Persons, be deemed to be members of a “Group” as such term is defined under the Exchange Act, and Kanir may be deemed to beneficially own the 44,999,999 Ordinary Shares beneficially owned by the Fortissimo Entities (the “Fortissimo Entities Shares”) as reported in the Schedule 13D filed by the Fortissimo entities on November 10, 2005. The Reporting Persons disclaim beneficial ownership of the Fortissimo Entities’ Shares, which are excluded from Item 11 above.

SCHEDULE 13D/A

CUSIP No. M75165106
1	NAMES OF REPORTING PERSONS Menahem Raphael
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -
	8	SHARED VOTING POWER 67,338,860*
	9	SOLE DISPOSITIVE POWER -
	10	SHARED DISPOSITIVE POWER 67,338,860*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,338,861*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.0%*
14	TYPE OF REPORTING PERSON IN
.
* Excludes 7,492,705 Ordinary Shares (including warrants to purchase 403,846 Ordinary Shares) to be purchased pursuant to the Agreements (as defined herein) which have not yet been consummated; see Items 5 and 6 below. Pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Fortissimo Capital Fund GP, L.P., Fortissimo Capital Fund (Israel) L.P., Fortissimo Capital Fund (Israel-DP), L.P. and Fortissimo Capital Fund, L.P. (together, the “Fortissimo Entities”) may, together with the Reporting Persons, be deemed to be members of a “Group” as such term is defined under the Exchange Act, and Kanir may be deemed to beneficially own the 44,999,999 Ordinary Shares beneficially owned by the Fortissimo Entities (the “Fortissimo Entities Shares”) as reported in the Schedule 13D filed by the Fortissimo entities on November 10, 2005. The Reporting Persons disclaim beneficial ownership of the Fortissimo Entities’ Shares, which are excluded from Item 11 above.

SCHEDULE 13D/A

CUSIP No. M75165106
1	NAMES OF REPORTING PERSONS Ran Fridrich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -
	8	SHARED VOTING POWER 67,338,860*
	9	SOLE DISPOSITIVE POWER -
	10	SHARED DISPOSITIVE POWER 67,338,860*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,338,861*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.0%*
14	TYPE OF REPORTING PERSON IN
.
* Excludes 7,492,705 Ordinary Shares (including warrants to purchase 403,846 Ordinary Shares) to be purchased pursuant to the Agreements (as defined herein) which have not yet been consummated; see Items 5 and 6 below. Pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Fortissimo Capital Fund GP, L.P., Fortissimo Capital Fund (Israel) L.P., Fortissimo Capital Fund (Israel-DP), L.P. and Fortissimo Capital Fund, L.P. (together, the “Fortissimo Entities”) may, together with the Reporting Persons, be deemed to be members of a “Group” as such term is defined under the Exchange Act, and Kanir may be deemed to beneficially own the 44,999,999 Ordinary Shares beneficially owned by the Fortissimo Entities (the “Fortissimo Entities Shares”) as reported in the Schedule 13D filed by the Fortissimo entities on November 10, 2005. The Reporting Persons disclaim beneficial ownership of the Fortissimo Entities’ Shares, which are excluded from Item 11 above.

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends the Schedule 13D originally filed by the Kanir Joint Investments (2005) Limited Partnership and Kanir Investments Ltd. on November 14, 2005 (the “Original Schedule 13D”). This Amendment is being filed to add Messrs. Menachem Raphael and Ran Fridrich as “Reporting Persons” and to report on, among other things set forth below, the execution of certain agreements with respect to Ordinary Shares and the acquisition of beneficial ownership of additional Ordinary Shares.

Item 3. Source and Amounts of Funds or Other Consideration

Item 3 is hereby amended by adding the following:

The purchases of Ordinary Shares (and warrants to purchase Ordinary Shares) by Mr. Raphael pursuant to the Raphael-Purjes Agreement and the Raphael-Wittenstein Agreement (as such agreements are defined in Item 6 below) were financed with a short-term overdraft facility from Bank Hapoalim (Switzerland) Ltd. in the aggregate amount of approximately $4.0 million. The down payments for the purchases of Ordinary Shares (and warrants to purchase Ordinary Shares) by Kanir LP pursuant to the other Agreements set forth in Item 6 below were funded by a short-term loan on market terms from a company controlled by Joseph Mor, a limited partner of Kanir LP, in the amount of $250,000. Kanir LP intends to repay such loan with a bank loan that is currently being negotiated. The bank loan is also intended to fund the balance of the purchase price payable pursuant to such Agreements. The terms of such bank loan will be disclosed in a future amendment to this Schedule 13D.

Item 4. Purposes of Transaction

Item 4 is hereby amended by adding the following:

The Agreements were entered into because the Reporting Persons determined that the Ordinary Shares represent an investment opportunity. Since the Issuer has signed an agreement to sell its business to Hewlett-Packard Company in exchange for cash, the Reporting Persons believe that the Issuer will be well positioned to utilize the cash proceeds in a way to increase shareholder value. The Reporting Persons plan to seek to acquire additional Ordinary Shares and to be in a position to control the Issuer following the consummation of its transaction with Hewlett-Packard Company and to designate additional members of the Issuer’s Board of Directors. The Reporting Persons have not yet formulated a plan for the utilization of the Issuer’s cash proceeds.

The Reporting Persons reserve the right to formulate plans and/or make proposals, and take such actions with respect to its investment in the Issuer, including subject to applicable law, to (i) hold the securities as a passive investor or as an active investor (whether or not as a member of a “group” with other beneficial owners of securities or otherwise), (ii) acquire beneficial ownership of additional securities in the open market, in privately negotiated transactions or otherwise, (iii) dispose of all or part of its holdings of securities, (iv) take other actions which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of Schedule 13D, or (v) change its intention with respect to any or all of the matters referred to in this Item 4.

Item 5. Interest in the Securities of the Issuer

Item 5 is amended and restated as follows:

(a), (b) See the responses to Items 7 through 11 and 13 of the cover pages to this Schedule 13D.

The ownership percentages set forth in this Amendment are based on 72,710,505 Ordinary Shares outstanding as of December 28, 2007, as reported by the Issuer in a Form 6-K filed on January 3, 2008.

On February 27, 2008, the transaction contemplated by the Raphael-Purjes Agreement was consummated, and Mr. Raphael immediately transferred the securities he purchased in that transaction to Kanir LP at the same price. This increased Kanir LP’s direct beneficial ownership by 7,338,860 Ordinary Shares (including warrants to purchase 3,651,006 Ordinary Shares). Accordingly, Kanir LP currently holds 12,259,283 Ordinary Shares and warrants to purchase 10,079,578 Ordinary Shares, which constitutes approximately 27.0% of the outstanding Ordinary Shares (assuming the exercise of all warrants held by Kanir LP). Kanir Ltd. in its capacity as the general partner of Kanir LP has the voting and dispositive power over the Ordinary Shares directly beneficially owned by Kanir LP. As a result, Kanir Ltd. may be deemed to indirectly beneficially own the Ordinary Shares beneficially owned by Kanir LP. Messrs. Raphael and Fridrich are the sole general partners and directors of Kanir Ltd. As a result, they may be deemed to indirectly beneficially own the Ordinary Shares beneficially owned by Kanir LP. Messrs. Raphael and Fridrich disclaim beneficial ownership of such Ordinary Shares.

By virtue of the agreements and relationships described in the Original Schedule 13D, the Reporting Persons may be deemed to be a member of a group with the Fortissimo Entities. Kanir LP, together with the Fortissimo Entities, may be deemed to beneficially own approximately 66.0% of the outstanding Ordinary Shares (assuming the exercise of all warrants held by them). The Reporting Persons disclaim beneficial ownership of the Ordinary Shares beneficially owned by the Fortissimo Entities.

Upon the consummation of the transactions contemplated by the other Agreements, Kanir LP will become the direct beneficial owner of an additional 7,492,705 Ordinary Shares (including warrants to purchase 403,846 Ordinary Shares), constituting 10.2% of the outstanding Ordinary Shares (assuming the exercise of all the warrants to be purchased upon said consummation).

(c)    Except as described herein, no transactions in the Ordinary Shares were effected by the reporting Person during the 60 days prior to the date of this Amendment.

(d)    Not applicable.

(e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities  of the Issuer

Item 6 is hereby amended by adding the following agreements (collectively, the “Agreements”), which are filed as exhibits to this Amendment and are incorporated herein by reference:

On February 21, 2008, Mr. Raphael signed a Securities Purchase Agreement with Dan Purjes and certain related persons to purchase an aggregate of 3,687,854 Ordinary Shares and warrants to purchase an aggregate of 3,651,006 Ordinary Shares (the “Raphael-Purjes Agreement”). The purchase price for the Ordinary Shares is $0.75 per share, and the purchase price for the warrants is generally $0.75 per share less the exercise price of the applicable warrant.

On February 21, 2008, Kanir LP signed a Securities Purchase Agreement with Mr. Raphael to purchase an aggregate of 4,817,719 Ordinary Shares and warrants to purchase an aggregate of 4,054,852 Ordinary Shares, subject to the closing of the transactions under the Raphael-Purjes Agreement and the Raphael-Wittenstein Agreement (as defined below). The purchase price for the Ordinary Shares is $0.75 per share, and the purchase price for the warrants is $0.75 per share less the exercise price of the applicable warrant.

On February 24, 2008, Kanir LP signed six Share Purchase Agreements with various shareholders of the Issuer to purchase an aggregate of 2,040,800 Ordinary Shares. The purchase price for the Ordinary Shares is $0.75 per share.

On February 25, 2008, Kanir LP signed a Share Purchase Agreement with Mizrahi Tefahot Bank Ltd. to purchase 2,333,333 Ordinary Shares. The purchase price for the Ordinary Shares is $0.75 per share.

On February 26, 2008, Kanir LP signed two Share Purchase Agreements, with Meitav Investment Management Ltd. and Meitav Underwriting Ltd., to purchase an aggregate of 1,584,861 Ordinary Shares. The purchase price for the Ordinary Shares is $0.75 per share.

On February 26, 2008, Mr. Raphael signed a Securities Purchase Agreement with Myles Wittenstein and certain related persons to purchase an aggregate of 1,129,865 Ordinary Shares and warrants to purchase an aggregate of 403,846 Ordinary Shares (the “Raphael-Wittenstein Agreement”). The purchase price for the Ordinary Shares is $0.75 per share, and the purchase price for the warrants is $0.75 per share less the exercise price of the applicable warrant.

Item 7. Materials to be Filed as Exhibits

Item 7 is hereby amended to add the following exhibits:

7.	Securities Purchase Agreement, dated as of February 21, 2008, among Menahem Raphael and the sellers named therein (the “Raphael-Purjes Agreement”)

8.	Securities Purchase Agreement, dated as of February 21, 2008, between Kanir LP and Menahem Raphael

9.	Share Purchase Agreement, dated as of February 24, 2008, between Kanir LP and Yonatan Malca (the five other agreements signed with various shareholders on the same date are substantially similar)

10.	Share Purchase Agreement, dated as of February 25, 2008, between Kanir LP and Mizrahi Tefahot Bank Ltd.

11.	Share Purchase Agreement, dated as of February 26, 2008, between Kanir LP and Meitav Investment Management Ltd. (the agreement with Meitav Underwriting Ltd. is substantially similar)

12.	Securities Purchase Agreement, dated as of February 26, 2008, among Menahem Raphael and the sellers named therein (the “Raphael-Wittenstein Agreement”)

13.	Joint Filing Agreement among the Reporting Persons

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 27, 2008

KANIR JOINT INVESTMENTS (2005) LIMITED PARTNERSHIP

By: KANIR INVESTMENTS LTD., its General Partner

By: /s/ Menahem Raphael
Name: Menahem Raphael
Title: Director

By: /s/ Ran Fridrich
Name: Ran Fridrich
Title: Director

KANIR INVESTMENTS LTD.

By: /s/ Menahem Raphael
Name: Menahem Raphael
Title: Director

By: /s/ Ran Fridrich
Name: Ran Fridrich
Title: Director

/s/ Menahem Raphael
Menahem Raphael

/s/ Ran Fridrich
Ran Fridrich